This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2003 for additional details regarding risks affecting the business.

In our MD&A and elsewhere, we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions and trends that affect our businesses.

All financial references in this document exclude the discontinued generic radiopharmaceutical operation, and therefore reflect our continuing operations, unless otherwise noted. The results for prior periods have been restated to conform to this presentation.

Overview

Revenue and operating income for the first quarter increased by 6% and 18%, respectively, compared to the same quarter last year. Revenues grew at an 11% rate, normalized for the impact of currency fluctuations and the sale of Oncology Software Solutions last year. Our isotopes and analytical instruments businesses led overall growth from their positions of strength in their marketplaces.

This solid performance resulted in an 18% increase in basic earnings per share to $0.20 compared to the $0.17 reported in the first quarter of last year. Earnings per share for the quarter include a $0.02 charge associated with the revaluation of future tax liabilities arising from tax rate increases in Ontario.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary of First Quarter Consolidated Results	2004	2003	Change
Revenues	$ 462	$ 436	$ 6%
Operating income	$ 58	$ 49	18%
Basic earnings per share	$ 0.20	$ 0.17	18%

Items that have an impact on the comparability of earnings per share for the quarter are summarized below:

	2004	2003
Earnings per share from continuing businesses before proteomics	$ 0.28	$ 0.24
MDS Proteomics	$ (0.08)	$ (0.07)
Basic earnings per share	$ 0.20	$ 0.17

Segment Results

First Quarter		2004				2003	
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$ 285	$ 57	20%	$ 259	$ 47	18%
Health	177	12	7%	177	12	7%
	462	69	15%	436	59	14%
Proteomics	—	(11)	n/m	—	(10)	n/m
	$ 462	$ 58	13%	$ 436	$ 49	11%

n/m = not meaningful

Life Sciences

Review of operations—Revenues from Life Sciences businesses for the quarter were:

First Quarter	2004	2003	Change
Early stage research	$ 89	$ 85	5%
Late-stage research	37	35	6%
Pharmaceutical research services	126	120	5%
Gamma sterilization	23	10	130%
Nuclear medicine	53	48	10%
Therapy systems	10	16	(38%)
Isotopes	86	74	16%
Analytical instruments	73	65	12%
	$ 285	$ 259	10%

Our Life Sciences revenues grew by 10% compared to the same period last year, with all the businesses contributing to this growth. Operating income from Life Sciences businesses was up 21%, with margins increasing to 20% compared to 18% in the first quarter of last year.

The impact of the declining US dollar was significant for our Life Sciences businesses in the quarter. The change was most significant for our US-based operations. Our Canadian export revenues were also affected, although our hedging program mitigated a portion of the decline in this area. Adjusted for the impact of the decline in the US dollar, revenues from Life Sciences grew 14% in the first quarter.

Pharmaceutical research services revenues increased by 5% in the first quarter compared to the same period last year. In our early stage businesses, pharmacology and drug safety experienced very strong year-over-year revenue growth. This growth is indicative of the improved performance we have seen in these businesses since last year at this time. On a local currency basis, early clinical research and bioanalytical continued their growth momentum, with early clinical research showing particularly strong growth. Combined, these businesses help to drive overall revenue growth in pharmaceutical research services to 12% on a local currency basis. We continue to focus our business development team on pursuing growth in this area. In our late-stage businesses, overall revenue growth compared to last year was 6%.

During the past year, we have focused on building our sales momentum in pharmaceutical research services and we are encouraged that we have been able to maintain a strong backlog as we have grown revenues. As the majority of our revenues in this division originate in US dollars, we track our backlog in that currency. Our backlog has grown over the past five quarters, as shown in the table below:

Average Backlog (millions of US dollars)

Fiscal 2003—Quarter 1	$	200
Quarter 2		220
Quarter 3		240
Quarter 4		230
Fiscal 2004—Quarter 1		240

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

The isotopes business led overall growth in Life Sciences with a 16% increase in revenue compared to the same quarter last year. During the quarter, we received $32 million from Biogen Idec to buy out certain minimum purchase commitments. The proceeds have been recorded as deferred revenue and are being amortized over the remaining 40 months of the contract.

The overall growth in isotopes revenue was mainly a reflection of increased cobalt shipments during the quarter compared to 2003 when supply constraints adversely impacted our results. Nuclear medicine revenues remained strong, increasing by 10% compared to the same period last year. Therapy systems revenues are down compared to last year but the drop relates solely to the sale of Oncology Software Solutions in February 2003.

As a result of recent concerns related to the supply of electrical power in Ontario, we have been advised that the maintenance schedule for Bruce Power's B reactor may be deferred. The timing of cobalt discharges from the Bruce B reactor may impact the timing of shipments to customers, and we therefore expect to see continued volatility in the quarter-to-quarter revenue trend in this market. The Bruce facility, Ontario Power Generation's Pickering reactors and Hydro-Quebec are our primary sources of cobalt.

The analytical instruments business continued to show solid performance with 12% revenue growth compared to the first quarter of 2003. The 4000 Q TRAP™ represented a significant portion of the analytical instruments growth this quarter as we caught up on a manufacturing backlog discussed in prior quarters. The ELAN® line of inorganic analyzers also showed solid growth compared to the first quarter of 2003, due mainly to the recent order to supply equipment to the Centers for Disease Control and Prevention in the United States. We have good order backlog in all lines.

Capital expenditures—Purchases of capital assets in Life Sciences amounted to $21 million for the quarter compared to $19 million last year.

Segment outlook—We expect isotopes revenue to grow at modest levels and our general contractor, Atomic Energy of Canada Limited, continues to advise us that they are cautiously optimistic that the commissioning of the MAPLE reactors will resume later this year.

We are pleased with the continued solid performance of our analytical instruments business and expect the demand for the products in this business to remain strong, and that we will be able to maintain good backlogs for our key products. We also continue to focus on developing new products to ensure that we maintain our current growth trajectory.

We look forward to increased revenue growth in our pharmaceutical research services business as the business development team executes on their mandate, and as we continue to direct our resources to growth areas.

Currency fluctuations, especially the weakness in the US dollar, remain an important risk factor for our Life Sciences businesses. Our current portfolio of hedges extends part way into 2005 and we expect our average realized conversion rate on US-dollar exports to decline moderately over the balance of this year. While we continue to monitor the forward markets and hedge when appropriate, should rates remain at current levels, we do not expect to fully mitigate the impact that US-dollar fluctuations could have on our overall results in 2005 and beyond.

Health

Review of operations—Revenues from Health businesses in the quarter were:

First Quarter		2004		2003	Change
Canadian laboratories	$	100	$	98	2%
US laboratories		30		36	(17%)
Diagnostics		130		134	(3%)
Distribution		47		43	9%
	$	177	$	177	—

Revenues in our Canadian diagnostics business increased slightly this quarter compared to the same quarter last year. The reduced level of growth this quarter reflects the negative impact of the 8% fee reduction announced by the Province of British Columbia, effective September 1, 2003. This reduction was offset by increased patient volumes and by slightly higher fee levels in Ontario. Activities aimed at mitigating the impact of the British Columbia fee cut enabled us to maintain our margin in the Health segment.

Revenues from US laboratories declined 17% in the current quarter due to the decline in the US-dollar exchange rate. In US-dollar terms, revenues from this component of the business were level with last year. We continue to review our strategic options in the US diagnostics business, in particular for our underperforming locations.

Revenues from our Distribution business showed improved growth compared to the same quarter last year and the highest level of growth in recent years. This business delivers a modest but reliable operating margin and a respectable return on our investment. We are continuing to explore our strategic options for this investment.

Capital expenditures—Health businesses purchased $1 million of capital assets during the quarter compared to $5 million for the quarter last year.

Segment outlook—We continue to execute on cost reduction strategies that will mitigate the impact of British Columbia lab reform. In January, we learned that we had been unsuccessful in a bid situation for the specimen collection, supply chain management and courier services that support the hospital laboratories in Saskatchewan. This is not a significant component of our Canadian business.

We have not been pleased with the performance of our US laboratory business. We are implementing our plan to reposition our US laboratory business in Q2 of this year. This will have a positive impact on our diagnostics business.

Proteomics

Review of operations—The operating loss for the first quarter was $11 million compared to $10 million last year. This loss includes $2 million of depreciation and amortization and a $2 million writedown in the value of an investment in a development-stage proteomics company. The cash operating costs associated with the current level of business have been reduced 15% since last year.

Segment outlook—During 2003, MDS Proteomics focused on research collaborations with its existing partners including Cephalon, Abgenix and Optimol, as well as developing new collaborations. MDS Proteomics does not expect to enter any new agreements of this nature in 2004.

Over the past several months, MDS Proteomics has been active in developing a strategy that will add near-term revenues while continuing to align business operations with its evolving business plan. MDS Proteomics is developing plans to launch two service-based businesses, which will leverage existing capabilities and assets in the rapidly growing areas of protein analysis and biomarker development. MDS Proteomics believes these new businesses have near-term revenue generating potential that should accelerate the transition to sustainability.

MDS Proteomics is in discussions with its partners, stakeholders and third parties to secure the funding required to successfully implement its service-based business plan.

Corporate

Net interest expense of $5 million remained level with the first quarter of 2003, primarily reflecting the fixed interest on the US$311 million private placement debt issued in December of 2002.

Our effective tax rate for the quarter was 43%, level with last year. Tax expense for the quarter includes a $3 million revaluation charge for certain net future tax liabilities related to tax rate increases in Ontario.

Selling, general, and administrative expenses increased to 20% of revenues for the quarter compared to 19% last year. This increase is temporary and reflects the investment in various change initiatives announced last year, including work on our common business system and our evolution towards a shared services approach for support services.

Research and development spending in the quarter of $14 million is in line with last year and remains largely focused in analytical instruments and proteomics.

Our annualized return on equity (excluding the impact of MDS Proteomics) was 10% for the quarter, up 1% from last year.

Discontinued operations

In the fourth quarter of 2003, we announced our intention to withdraw from the generic radiopharmaceutical manufacturing business in Europe and accordingly now account for this business as a discontinued operation. The results of these operations for the quarter included revenue of $3 million compared to the $4 million generated in the same quarter last year. The operation also reported a net loss of $1 million compared to breakeven in the same quarter last year. We expect to substantially complete the exit of this business by the end of the year.

Liquidity and capital resources

Our cash position at January 31, 2004 was $245 million, down from $260 million at October 31, 2003. Operating working capital was $142 million, an increase of $59 million from October. The major reason for this change was the utilization of cash to pay various year-end accruals and restructuring obligations that were recorded in the fourth quarter last year.

Events subsequent to the end of the quarter

On February 12, 2004, we announced that we had concluded an agreement with Hemosol Inc. that will enable us to gain access to tax losses, unclaimed tax deductions and income tax credits owned by that company exceeding $300 million in return for a cash payment of $16 million. Under the agreement, and through a series of transactions, we will transfer assets and operations that form part of our Ontario laboratory business into a partnership. We will then transfer a limited partnership interest in this business to Hemosol in return for non-voting and voting shares of Hemosol.

At the same time, the existing assets and business of Hemosol will be transferred to a new company to be called Hemosol Corp. The existing Hemosol will be renamed when the transaction is complete.

Following this transfer, we will own 99.56% of the equity of the renamed company and approximately 47.5% of the voting shares.

We will retain control of the day-to-day operations of the Ontario labs business under this arrangement. In addition, the operating agreements of the labs partnership will ensure that our share of the cash generated by the business flows to us in a timely manner. We will continue to report the Ontario lab operations on a consolidated basis and expect our reported financial results and financial position to be largely unchanged, except for the impact of the reduced taxes for our Ontario lab operations.

We expect the reorganization to close by the end of our second quarter. On closing, we will report tax assets at their cost base of approximately $18 million including costs to complete the transaction.

MDS will have an interest in Hemosol Corp. equal to its existing interest in Hemosol after these transactions are completed. We expect that we will dispose of this interest over time, as market conditions permit. Our existing guarantee of Hemosol's bank debt will be transferred to the new company, along with the assets that form the security for this debt. As part of the consideration paid related to the reorganization, we have agreed to surrender 0.5 million of the warrants that we currently hold in Hemosol related to this guarantee and to reduce our future entitlement to 2 million additional warrants that we will earn if the guarantee remains outstanding for specified periods.

Outlook

We are pleased with our results for this quarter and believe that our core businesses are beginning the year off well. We will continue to focus our efforts on aligning our core operations to meet the growing demand for our products and services.

The change initiatives we announced in 2003 are underway, and are essential to achieving our growth and operating targets. We expect to see the benefits of these changes later this year and beyond.

Changes in accounting policy

We have prospectively adopted the fair value based method for stock options granted after November 1, 2003. This adoption was pursuant to CICA Handbook Section 3870, "Stock-Based Compensation and Stock Bonus Payments," which permitted stock prospective treatment (see note 1 to the consolidated financial statements). The stock options granted during the first quarter of 2004 had no material impact to our results of operations and financial position.

On November 1, 2003, CICA Accounting Guideline 13 came into effect. The guideline sets out specific new criteria that must be met in order to apply hedge accounting to a derivative instrument. We maintain an active hedging program designed to manage our Canadian operations' exposure to fluctuations in the US-dollar exchange rate relative to the Canadian dollar, on conversion of US-dollar denominated revenues (see note 1 to the consolidated financial statements). The adoption of this guideline has had an immaterial impact on our results of operations and financial position.